UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014.

Commission File Number 333-182072

Hunt Mining Corp.
(Translation of registrant's name into English)

23800 East Appleway Ave.
Liberty Lake, WA   99019
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-K or Form 40-F.     Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report of security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T 101(b)(7):     [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNT MINING CORP.
(Registrant)

Date: September 19, 2014	TIM HUNT
Tim Hunt, Executive Chairman, President, Principal Executive Officer and Director

Index to Financials

Index to Financials

Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three and six month periods ended June 30, 2014 and 2013

Index to Financials

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management and have been approved by the Board of Directors of the Company.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Financial Position (unaudited)

		June 30,	December 31,
	NOTE	2014	2013
			(Audited)
CURRENT ASSETS:
Cash and equivalents	7	$668,824	$2,364,062
Marketable securities	8	-	47,828
Accounts receivable		69,190	121,084
Prepaid expenses		27,834	26,531
Total Current Assets		765,848	2,559,505

NON-CURRENT ASSETS:
Property and equipment	9	975,865	1,111,759
Performance bond	12	315,058	340,183
VAT receivable, net of discount	13	611,954	548,676
Other deposit	17(c)	99,845	80,085
Minimal presumed income tax receivable		319,716	362,559
Total Non-Current Assets:		2,322,438	2,443,262

TOTAL ASSETS:		$3,088,286	$5,002,767

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$573,299	$274,364
Taxes payable		149,620	317,582
Total Current Liabilities:		722,919	591,946

NON-CURRENT LIABILITIES:
Provision	17(c)	125,000	125,000
Total Non-Current Liabilities:		125,000	125,000

TOTAL LIABILITIES:		$847,919	$716,946

SHAREHOLDERS' EQUITY:
Share capital	10	$26,062,481	$26,062,481
Contributed surplus	11	9,413,374	9,358,217
Deficit		(33,216,237)	(31,176,283)
Accumulated other comprehensive income (loss)		(19,251)	41,406
Total Shareholders' Equity:		$2,240,367	$4,285,821
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:		$3,088,286	$5,002,767

Going Concern (Note 3)
Commitments and Provision (Note 17)

Approved on behalf of the Board of Directors

Signed "Tim Hunt"

Signed "Alan Chan"

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (unaudited)

		Three months ended June 30,		Six months ended June 30,
	NOTE	2014	2013	2014	2013

REVENUE:
Operator's Fee		$-	$54,304	$-	$101,559

OPERATING EXPENSES:
Professional fees		57,327	117,995	156,958	202,182
Directors fees		-	33,212	-	61,304
Exploration expenses		759,443	200,686	873,518	466,144
Travel expenses		51,964	78,825	120,129	209,969
Administrative and office expenses		68,754	172,474	131,418	349,691
Payroll expenses		204,203	837,778	395,802	1,342,419
Share based compensation	11	52,907	1,875	55,157	1,875
Banking charges		23,376	15,633	33,194	32,763
Depreciation	9	66,714	74,976	136,307	148,660
Cost recovery		-	(775,779)	-	(1,450,844)

Total operating expenses:		1,284,688	757,675	1,902,483	1,364,163

OTHER INCOME/(EXPENSE):
Interest income		4,652	14,250	12,408	27,807
Miscellaneous income (expense)	8	3,681	450,000	(5,890)	450,000
VAT discount and accretion	13	-	(21,004)	-	(37,006)
Gain (loss) on foreign exchange		1,579	(38,608)	(142,789)	(72,870)

Total other income:		9,912	404,638	(136,271)	367,931

LOSS - before income tax		(1,274,776)	(298,733)	(2,038,754)	(894,673)

Income taxes		(10,582)	(2,882)	(1,200)	(17,020)

NET LOSS FOR THE PERIOD		$(1,285,358)	$(301,615)	$(2,039,954)	$(911,693)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to net loss
Change in value of performance bond	12	54,948	(27,174)	(25,125)	44,418
Translation of foreign operations into Canadian dollar presentation		(62,199)	8,528	(35,532)	53,704

TOTAL NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD:		$(1,292,609)	$(320,261)	$(2,100,611)	$(813,571)

Weighted average shares outstanding - basic and diluted		121,494,823	119,200,153	121,494,823	109,958,087

NET LOSS PER SHARE - BASIC AND DILUTED:		$(0.01)	$(0.00)	$(0.02)	$(0.01)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statement of Changes in Shareholders' Equity (unaudited)

			Accumulated
			Other
			Comprehensive	Contributed
	Share Capital	Deficit	Loss	Surplus	Warrants	Preferred Shares	Total

Balance - January 1, 2013	$25,885,064	$(28,496,195)	$(278,245)	$3,491,659	$5,860,183	$177,417	$6,639,883

Net Loss	-	(911,693)	-	-	-	-	(911,693)

Other comprehensive income	-	-	98,122	-	-	-	98,122
Share based compensation	-	-	-	1,875	-	-	1,875
Conversion of preferred shares to common shares	177,417	-	-	-	-	(177,417)	-
Expiry of warrants	-	-	-	3,331,620	(3,331,620)	-	-
Balance - June 30, 2013	$26,062,481	$(29,407,888)	$(180,123)	$6,825,154	$2,528,563	$177,417	$5,828,187

Balance - January 1, 2014	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

Net Loss	-	(2,039,954)	-	-	-	-	(2,039,954)

Other comprehensive loss	-	-	(60,657)	-	-	-	(60,657)
Share based compensation	-	-	-	55,157	-	-	55,157
Balance - June 30, 2014	$26,062,481	$(33,216,237)	$(19,251)	$9,413,374	$-	$-	$2,240,367

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

		Six months ended June 30,
	NOTE	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(2,039,954)	$(911,693)
Items not affecting cash
Depreciation	9	136,307	148,660
Loss (gain) of foreign exchange		(52,557)	(12,904)
Share based compensation	11	55,157	1,875
Realized loss on marketable securities	8	(5,890)	-

Net change in non-cash working capital items
Decrease (increase) in minimum presumed income tax receivable		42,691	(67,876)
Decrease (increase) in VAT receivable		(66,477)	(42,880)
Increase in other deposit		(20,471)	-
Decrease (increase) in accounts receivable		52,826	(1,313)
Decrease in prepaid expenses		278	(28,014)
Increase (decrease) in accounts payable and accrued liabilities		308,495	(341,439)
Increase (decrease) in taxes payable		(170,850)	(41,261)
Net cash used in operating activities		(1,760,445)	(1,296,845)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	9	-	(13,642)
Purchases of marketable securities		(1,061,120)	-
Redemption of marketable securities		1,067,010	-
Net cash used in investing activities		5,890	(13,642)

NET DECREASE IN CASH AND EQUIVALENTS:		$(1,754,555)	$(1,310,487)

CHANGE DUE TO FOREIGN EXCHANGE		59,317	171,369

CASH AND EQUIVALENTS, BEGINNING OF PERIOD:		2,364,062	5,220,727

CASH AND EQUIVALENTS, END OF PERIOD:		$668,824	$4,081,609

Cash and cash equivalents consist of:
Cash		668,824	1,081,609
Term deposits (less than 90 days)		-	3,000,000
		668,824	4,081,609

SUPPLEMENTAL CASH FLOW INFORMATION

Taxes paid		(15,086)	(18,725)
Interest received		6,100	16,752

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

1.        Nature of Business

Hunt Mining Corp. (the "Company" or "Hunt"), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

Effective November 6, 2013, the Company continued from the Province of Alberta to the Province of British Columbia.  The Company's registered office is located at 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3.  The Company's head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

The condensed interim consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Business Purpose

Cerro Cazador S.A.	Argentina	100%	Holder of Assets and Exploration Company

1494716 Alberta Ltd.	Alberta	100%	Nominee Shareholder

Hunt Gold USA LLC	Washington, USA	100%	Management Company

The Company's primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

2.        Basis of presentation

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance  with  International  Financial  Reporting  Standards  ("IFRS")  as  issued  by  the  International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC").

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and share based compensation measured at fair value.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company's functional and presentation currency is the Canadian Dollar.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Judgments made by management in the application of IFRS that have a significant effect on the condensed interim consolidated financial statements and estimates with significant risk of material adjustment in the current and following years are discussed in Note 6 of the  Company's  audited  consolidated  financial statements for the year ended December 31, 2013.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

These condensed interim consolidated financial statements were authorized for issue on August 29, 2014 by the Board of Directors of the Company.

3.        Going Concern

The accompanying condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred significant losses since its inception. As shown in these condensed interim consolidated financial  statements,  the  Company  has  had  minimal  revenues  and  has  incurred  an  accumulated  loss  of $33,216,237 through June 30, 2014 (December 31, 2013 - $31,176,283).  The Company intends to fund operations for the next twelve months with loans from directors, officers and third parties.

The Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide provide no assurance that the Company's funding initiatives will continue to be successful. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The  condensed  interim  consolidated  financial  statements  do  not  include  any  adjustments  that  might  be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used.

4.        Significant Accounting Policies

These condensed interim consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2013 annual audited consolidated financial statements except as disclosed in Note 5.  These condensed interim consolidated financial statements do not include all the information required for full set of annual audited financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year end December 31, 2013.

5.        Standards, Interpretations and Amendments to Existing Standards

At the date of these condensed interim consolidated financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. The Company is currently evaluating the impact of the new pronouncements but does not anticipate any material changes to the unaudited condensed interim consolidated financial statements as a result of their adoption. Information on new standard, amendment and interpretation that is expected to be relevant to the Company's condensed interim consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

Effective for annual periods beginning on or after January 1, 2014:

IFRS 7 Financial instruments: disclosures and IAS 32 Financial instruments: presentation
Financial assets and financial liabilities may be offset, with the net amount presented in the statement of financial position, only when there is a legally enforceable right to set off and when there is either an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. The amendments to IAS 32, issued in December 2011, clarify the meaning of the offsetting criterion "currently has a legally enforceable right to set off" and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IFRS 10 Consolidated financial statements and IFRS 12 Disclosure of interests in other entities and IAS 27
Separate financial statements
The amendments to IFRS 10, issued in October 2012, introduce a consolidation exception for investment entities.  They  do  this  by  defining  an  investment  entity  and  requiring  an  investment  entity  to  measure subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial instruments or IAS 39 Financial Instruments: Recognition and measurement. The related amendments to IFRS 12, issued at the same time, require additional disclosure for investment entities. The amendments are effective for annual periods beginning on or after January 1, 2014.

IAS 36 Impairment of assets
The amendments to IAS 36, issued in May 2013, require:
•	Disclosure of the recoverable amount of impaired assets; and
•
Additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount.

The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

Effective for annual periods beginning on or after July 1, 2014:

IFRS 2 Share-based payment
The amendments to IFRS 2, issued in December 2013 clarify the definition of "vesting conditions", and separately define a "performance condition" and a "service condition". A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service.

The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

IFRS 8 Operating segments
The amendments to IFRS 8, issued in December 2013, require an entity to disclose the judgments made by management in applying the aggregation criteria for reportable segments. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IFRS 13 Fair value measurement
The Company applies the "portfolio exception". Accordingly, it measures the fair value of financial assets and liabilities, with offsetting positions in market or counterparty credit risk, consistently with how market participants would price the net risk exposure. The amendments to IFRS 13, issued in December 2013, clarify that the portfolio exception applies to all contracts within the scope of IFRS 9 Financial instruments or IAS 39 Financial instruments: Recognition and measurement, regardless of whether they meet the definitions of

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

financial assets or financial liabilities in IAS 32 Financial instruments: Presentation. The amendments are effective for annual periods beginning on or after July 1, 2014.

IAS 16 Property, plant and equipment and IAS 38 Intangible assets
The amendments to IAS 16 and IAS 38, issued in December 2013, clarify how an entity calculates the gross carrying amount and accumulated depreciation when a revaluation is performed. The amendments are effective for annual periods beginning on or after July 1, 2014.

IAS 24 Related party disclosures
The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

Effective for annual periods beginning on or after January 1, 2015:

IFRS 9 Financial instruments
IFRS 9 was issued in November 2009 as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting.  The Company is currently assessing the impact of this standard on the condensed interim consolidated financial statements.

6.        Critical accounting judgments and estimates

There have been no material revisions to the nature of the judgments and estimates disclosed in the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2014.

7.        Cash and Equivalents

Cash and equivalents are comprised of the following:

	June 30, 2014	December 31, 2013
Cash	$668,824	$614,062
Short-term investments	-	1,750,000
	$668,824	$2,364,062

Short-term investments consist of a $Nil (December 31, 2013 - $1,750,000) term deposit with an annual interest rate of Nil% (December 31, 2013 – 1.10%).  The 2014 term deposit, issued on March 4, 2014 with a maturity date of June 3, 2014, was not reinvested.

8.        Marketable Securities

Marketable securities consist of equities in the Buenos Aires stock exchange. In January, 2014, the Company collected the outstanding accounts receivable of $71,186, relating to the sale of 3,000 shares in December

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

2013, and sold the 2,000 shares that remained in marketable securities as at December 31, 2013 for $42,625, at a loss of $9,571, which has been recorded as miscellaneous expense in the Company's condensed interim consolidated statement of loss and comprehensive loss.

	Land	Vehicles and equipment	Total
Cost
Balance at December 31, 2013	$759,274	$1,204,752	$1,964,026
Additions	-	-	-
Foreign exchange movement	(2,343)	(3,566)	(5,909)
Balance at June 30, 2014	$756,931	$1,201,186	$1,958,117

Accumulated amortization
Balance at December 31, 2013	$-	$852,267	$852,267
Depreciation for the period	-	136,307	136,307
Foreign exchange movement	-	(6,322)	(6,322)
Balance at June 30, 2014	$-	$982,252	$982,252

Net book value
At December 31, 2013	$759,274	$352,485	$1,111,759
At June 30, 2014	$756,931	$218,934	$975,865

The majority of the Company's assets are located in Argentina.  The Company owns a 130,000-acre ranch called the La Josefina Estancia, on which the Company's La Josefina project is located.

The Company also owns small mobile housing units, trucks and additional mechanical equipment to support exploration activities on the Company's projects, all located in Argentina.

10.    Share Capital

a)        Authorized:

Unlimited number of common shares without par value
 Unlimited number of preferred shares without par value

             Issued:

Common Shares	Three months ended
	June 30, 2014
	Number	Amount
Balance, beginning and end of period	121,494,823	$26,062,481

b)        Stock options:

Under the Company's share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company. In connection with the foregoing, the number of common shares

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

	Range of exercise prices	Number outstanding	Weighted average life (years)	Weighted average exercise price	Number exercisable on June 30, 2014
Stock options	$0.10 - $0.65	7,732,530	2.75	$0.24	7,582,530

	June 30, 2014
	Number of options	Weighted Average Price
Balance, beginning of year	6,882,530	$0.31
Granted to officers and directors	2,850,000	$0.10
Forfeiture of stock options	(2,000,000)	$0.29
Balance, end of year	7,732,530	$0.24

On April 23, 2013, the Company granted 400,000 stock options to certain directors, officers and employees of the Company in accordance with the Company's stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  Of these options, 200,000 will vest on April 23, 2014 with the remainder vesting on April 23, 2015.  The associated fair value of the stock options of $13,002 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 23, 2014
Risk free interest rate	1.13%
Expected volatility	143.19%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	2.80%

On April 4, 2014, the Company granted 2,850,000 stock options to certain directors and officers of the Company in accordance with the Company's stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  All options vested immediately.  The associated fair value of the stock options of $50,657 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 4, 2014
Risk free interest rate	1.52%
Expected volatility	186.86%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	36.79%

11.    Contributed Surplus

June 30, 2014
Balance, beginning of period	$9,358,217
Share based compensation	55,157
Balance, end of period	$9,413,374

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

12.    Performance bond

The performance bond, originally required to secure the Company's rights to explore the La Josefina property, is a step-up US dollar denominated coupon bond issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the six months ended June 30, 2014, the value of the bond decreased to $315,058 (US$295,524).   The changes in the face value of the performance bond of $25,125 for the six months ended June 30, 2014 (June 30, 2013 - $44,418) are recorded as comprehensive income in the Company's condensed interim consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. ("CCSA") fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado ("Fomicruz"), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13.    Value added tax receivable ("VAT")

The Company's VAT receivable as of June 30, 2014 was $611,954 (December 31, 2013 - $548,676).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina. The  Company  expects  reimbursement  on  the  VAT  once  the  exports  of  minerals  have  commenced,  the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019. The asset is reported at net present value based upon the Company's estimate of when it will have future revenues.   The Company uses an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates and will record an adjustment in the present value of the VAT receivable at December 31, 2014.  The net change of the VAT receivable for the six months ended June 30, 2014 was $63,278 (six months ended June 30, 2013 – $81,644).

Balance at December 31, 2013	$548,676
Change	63,278
Discount and accretion	-
Balance at June 30, 2014	$611,954

14.    Related Party Transactions

During the three months ended June 30, 2014, the Company incurred $30,762 (June 30, 2013 – $32,225) in professional fees expense relating to the services of the President of CCSA.  During the six months ended June 30, 2014, the Company incurred $60,217 (June 30, 2013 - $65,434) in professional fees expense relating to the services of the President of CCSA.  Included in accounts payable and accrued liabilities as at June 30, 2014 was $10,383 (December 31, 2013 - $13,879) owing to the President of CCSA for professional geological fees. Also included in accounts payable and accrued liabilities as at June 30, 2014, the Company had an amount owing to the President of CCSA for $1,628 (December 31, 2013 - $Nil) for cash advanced for field expenses. Included in prepaid expenses as at June 30, 2014, the Company had a receivable due from the President of CCSA of $Nil (December 31, 2013 - $1,376) for cash advanced for field expenses.

During the three months ended June 30, 2014, the Company incurred $Nil (June 30, 2013 – $7,042) in general and administrative expenses relating to rent paid for office space to the President of CCSA.  During the six months ended June 30, 2014, the Company incurred $Nil (June 30, 2013 - $13,911) in general and administrative expenses relating to rent paid for office space to the President of CCSA.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

During the three months ended June 30, 2014, the Company incurred $8,573 (June 30, 2013 - $15,664) in professional fees expense relating to the accounting services of a director of CCSA.  During the six months ended June 30, 2014, the Company incurred $16,783 (June 30, 2013 - $30,186) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at June 30, 2014, the Company had a payable owing to the director of CCSA of $2,894 (December 31, 2013 – $3,868).   Included in prepaid expenses as at June 30, 2014, the Company had a receivable due from the director of CCSA of $530 (December 31, 2013 - $18) for cash advanced for miscellaneous expenses.

During the three months ended June 30, 2014, the Company incurred $9,694 (June 30, 2013 - $Nil) in professional fees expense relating to the consulting services of a director.  During the six months ended June 30, 2014, the Company incurred $9,694 (June 30, 2013 - $Nil) in professional fees expense relating to the consulting services of a director.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, the President of CCSA and a Director of CCSA, is as follows:

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Salaries and benefits	$40,451	$162,091	$86,376	$281,155
Consulting fees	49,029	80,390	86,694	155,621
Share based compensation	51,501	1,641	52,907	1,641
	$140,981	$244,122	$225,977	$438,417

15.     Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, performance bond and accounts payable and accrued liabilities.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.   The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:

•
Level 1:   inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2:  inputs, other than quoted prices, that are observable, either directly or indirectly.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments' fair value.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

Fair value

As at June 30, 2014, there were no changes in the levels in comparison to December 31, 2013.  The fair values of financial instruments are summarized as follows:

	June 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$

Financial Assets

FVTPL
Cash and equivalents (Level 1)	668,824	668,824	2,364,062	2,364,062

Available for sale
Performance bond (Level 1)	315,058	315,058	340,183	340,183
Marketable securities (Level 1)	-	-	47,828	47,828

Loans and receivables
Accounts receivable	69,190	69,190	121,084	121,084

Financial Liabilities

Other financial liabilities
Accounts payable and accrued liabilities	573,299	573,299	274,364	274,364

Cash and equivalents, marketable securities and performance bond are measured based on level 1 inputs of the fair value hierarchy on a recurring basis.  There were no transfers between levels 1, 2 and 3 inputs during the year.

The carrying value of accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company assessed that there were no indicators of impairment for these financial instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Financial risk management

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.

i.                      Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

As at June 30, 2014, the following are denominated in US dollars:

Cash and equivalents	$8,921
Accounts payable and accrued liabilities	$36,092

As at June 30, 2014, the following are denominated in Argentine Peso:

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

Cash and equivalents	$63,285
Performance bond	$315,058
Accounts receivable	$54,117
Other credits	$99,845
Accounts payable and accrued liabilities	$517,694

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2014, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$(2,165)
U.S. Dollar Exchange rate – 10% decrease	$2,165

At June 30, 2014, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(81,998)
Argentine Peso Exchange rate – 10% decrease	$81,998

ii.                    Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $63,285 at June 30, 2014 (December 31, 2013 - $8,094) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only sending funds to Argentina on an as-needed basis, to maintain a minimal cash balance.

The Company pays VAT to the Argentine government on all expenses in Argentina.   This creates a VAT receivable owed by the government of Argentina.  The Company's VAT receivable at June 30, 2014 is $611,954 ($1,426,895 – undiscounted) (December 31, 2013 - $548,676 ($1,526,260 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.   If for some reason the government did not pay, changed the

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

iii.                  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations.  The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company's accounts payable and accrued liabilities are current and payable within one year.

iv.                Price risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.  A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its properties. The Company is exposed to price risk with respect to commodity prices.  There is minimal price risk at the present time as the Company is not yet in the production phase.

v.                   Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company's earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at June 30, 2014 and invested cash is short-term in nature.

16.    Segmented Information

All of the Company's operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company's assets by geographic area as of June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014	December 31, 2013
Canada	$594,327	$2,876,489
Argentina	2,473,734	2,103,649
United States	20,225	22,629
	$3,088,286	$5,002,767

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

The location of the Company's net loss by geographic area as of June 30, 2014 and June 30, 2013 is as follows:

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Canada	$(1,170,753)	$1,131,366	$(1,683,651)	$1,684,209
Argentina	54,949	(1,171,634)	(25,124)	(2,091,776)
United States	(169,554)	(261,347)	(331,179)	(504,126)
	$(1,285,358)	$(301,615)	$(2,039,954)	$(911,693)

The Company generated 100% of its revenue from its former exploration partnership in Argentina. All revenue is paid in Canada and generated from service performed in Argentina.

17.    Commitments and Provision

a)	On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina. The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period. The required expenditures and ownership levels upon meeting those requirements are:

Year of the Agreement	Payment to FK Minera SA		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

After the fifth year, the Company is obligated to pay FK Minera S.A. the greater of a 1% net smelter royalty ("NSR") on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR for a lump-sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

As of June 30, 2014, the Company has made all required payments to F.K. Minera; however CCSA has not made sufficient exploration expenditures required by the Bajo Pobré contract. The parties to the contract have not finalized an amendment to the contract terms and therefore the Company's ability to retain rights to explore the Bajo Pobré property is uncertain at this time.   The Company does not believe that not making the exploration expenditures required by the FK Minera lease purchase agreement jeopardizes the Company's Bajo Pobré project.

The Company is actively working with F.K. Minera and the court to resolve this issue.

b)	In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz. On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation ("JV Corporation") would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

project was submitted in writing to Fomicruz and was adopted on May 3, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the exploration term by 4 years; the new agreement requires the Company to make a production decision by the end of 2019. The Company's projected production date is December 31, 2019.

The Company has agreed to make a minimum investment of US$12 million, of which it has already invested approximately US$9 million.   Additionally, and subject to proof of compliance with committed investments, the Company has the option to continue exploration for a second additional term of four years, ending on June 30, 2019, requiring it to make an additional investment US$6 million, which will bring the total investments in the La Josefina Project to US$18 million.

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz's ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz's initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

c)	On June 30, 2010, a former director and accounting consultant ("the Consultant") to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant's claims. The certificates of notice stated the value of the Consultant's claim against the Company at 500,000 pesos (US$126,811).

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant. The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.   The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The condensed interim consolidated financial statements include a provision of $125,000 at June 30, 2014.   Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

On August 29, 2013, the Company was notified that an amount of 635,628 pesos ($66,753 as at June 30, 2014 and $80,085 as at December 31, 2013) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

On June 19, 2014, the Company was notified that an additional amount of 315,104 pesos ($33,092 as at June 30, 2014) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

d)	On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company's La Josefina facilities. The

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

term is for three years beginning November 1, 2011 and ending on October 31, 2014, including annual commitments of $60,000.   The Company's total commitment for 2014 under this agreement is US$50,000.

e)	On April 1, 2012 the Company entered into a 9 month agreement with the surface rights holder of the Piedra Grande Ranch, located in Santa Cruz province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity as well as use the property and the facilities to house and store the Company's equipment and personnel. The Company agreed to consideration of US$3,000 per month under this agreement. The initial term of the agreement ended on December 31, 2012. The Company was given an exclusive option to extend the agreement for 1 year, which it exercised. The agreement now ends on December 31, 2013. The Company's total obligation under this new agreement for the year ended December 31, 2013 was US$36,000. The Company did not extend this agreement for another year.

f)	On May 3, 2012, the Company entered into an exploration agreement with Eldorado Gold Corp. ("Eldorado") for the purpose of exploring the Company's exploration projects in Santa Cruz province, Argentina. The agreement classifies projects into three stages: Stage I is an early exploration project that is not ready for exploration drilling; Stage II is a project that is drill ready, or being drilled; Stage III requires that the Company and its exploration partner jointly create a new company where by the Company will retain a 25% interest in the new company and Eldorado Gold Corp., or a nominee of their choice, will be granted a 75% interest in the new company. The Company had two Stage II projects, Bajo Pobré and La Valenciana, and one new Stage I project, La Josefina.

On May 24, 2013, the Company received one-time payments of $200,000 for its La Valenciana project and $125,000 for its La Josefina project, as well as a yearly lease payment of $125,000 for its Bajo Pobré project.

On July 10, 2013, the Company was notified by Eldorado that they were terminating the agreement. The Company is actively pursuing new exploration partners.

During 2013, the Company paid severance for $205,540, which became effective in the month of July 2013.

g)	On September 1, 2012, the Company moved into new office space. The Company signed a new office lease with a three-year term, which included the first four months for free. In December 2013, the Company moved out of the office space and terminated the lease. The Company included in accounts payable and accrued liabilities as at December 31, 2013 US$21,000 for settlement of a lease break fee.

h)	On October 1, 2012, the Company entered into an agreement with the surface owner of the Bajo Pobré Ranch in Santa Cruz province, Argentina. As consideration for access to the Bajo Pobré property and use of the Bajo Pobré Ranch, the Company agreed to pay the owner $5,000 per month over a period of 9 months ending on June 30, 2013. At the Company's sole option it can extend the agreement for an additional year, ending June 1, 2014. The Company's total commitment for 2013 under this agreement was US$30,000. The Company did not extend the lease for an additional year.

i)	On November 1, 2012, the Company entered into an agreement with Fomicruz for the exploration of the La Valenciana project in Santa Cruz province, Argentina. The agreement is for a total of 7 years, expiring on October 31, 2019. The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.  If the Company elects to exercise its option to bring the La Valenciana project into production it must grant Fomicruz a 9% ownership in a new JV Corporation to be created by the Company to manage the project. If Fomicruz elects to increase their ownership they can under the following formula up to a maximum of 49% interest.

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;
•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;
•
To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz's total ownership interest in the JV Corporation to 49%.

At the Company's option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned. The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company.

j)	On October 3, 2013, the Tax Authorities of the Santa Cruz Province, started a claim requesting omitted stamp tax on a) the Exploration Agreement signed during fiscal year 2012 (Amendment of "La Josefina" and "La Valenciana" contract) and b) Loan Agreement signed between the parent Companies and CCSA. Request is in the amount of $209,460 (1,994,199 pesos), including interest. An accrual for this amount, less payments made during the three months ended June 30, 2014, has been included in taxes payable in the condensed interim consolidated statements of financial position.

On October 17, 2013, the answer to the requirement was filed.

On January 22, 2014, the Secretary of Public Revenues of the Province of Santa Cruz approved the tax assessment.

On February 12, 2014, the Company filed a new request.

On May 28, 2014, the final tax assessment was received from the Tax Authorities of the Santa Cruz Province in the amount of $209,460 (1,994,199 pesos), including interest, to be paid in installments with a final payment in November 2014.  During the three months ended June 30, 2014, the Company made installment payments in the amount of $68,674 (653,825 pesos).

k)	On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity. The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of $36,000. The Company's total commitment for 2014 is US$24,000.

Index to Financials

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) (Expressed in Canadian Dollars)
Three and six month periods ended June 30, 2014 and 2013

18.    Capital Disclosure

Capital management is the key to achieving the Company's growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.

The Company's capital is comprised of shareholders' equity, as follows:

Management of capital risk

	June 30,	December 31,
	2014	2013

Shareholders' equity	$2,240,367	$4,285,821

The Company does not have covenants associated with the Company's long-term liabilities.  The Company regularly reviews its on-going capital requirements to fund capital expenditures and service upcoming obligations.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments.

The Company is not subject to externally imposed capital requirements.